Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended March 31, 2006

FIXED CHARGES:
Interest Expense	$44,803
Amortization of Debt Premium, Discount and Expense	795
Interest Component of Rentals	1,564

Total Fixed Charges	$47,162

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,004
Add:
Income Taxes Applicable to Utility Operating Income	41,711
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	7,734
Total Fixed Charges	47,162

Total Earnings	$179,611

Ratio of Earnings to Fixed Charges	3.8